Exhibit 12.1

Medivation, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands)

	Three Months Ended March 31, 2014	Years Ended December 31,
		2013	2012	2011	2010	2009
Earnings
Net loss before income taxes	$(13,724)	$(42,498)	$(41,250)	$(43,172)	$(32,465)	$(46,481)
Fixed charges	5,729	21,982	16,985	933	733	933

Earnings, as defined	$(7,995)	$(20,516)	$(24,265)	$(42,239)	$(31,732)	$(45,548)

Fixed Charges
Interest expense	$1,698	$6,793	$5,322	$—	$—	$—
Amortization of debt discount and issuance costs	3,532	13,456	9,663	—	—	—
Interest component of rentals (1)	499	1,733	2,000	933	733	933

Total	$5,729	$21,982	$16,985	$933	$733	$933

Deficiency in earnings to cover fixed charges	$13,724	$42,498	$41,250	$43,172	$32,465	$46,481

Ratio of earnings to fixed charges	*	*	*	*	*	*

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be a reasonable representation of interest.
*	Because of the deficiency in earnings to cover fixed charges, the ratio information is not applicable.